Exhibit 99.1
Appointment of Venturbay Nominees to the Board of Directors of Satyam
Effective May 27, 2009
New Delhi, 27 May 2009: Satyam Computer Services Ltd. (NYSE: SAY; BSE: SATYAM; NSE: SATYAMCOMP) (the “Company”), announced today that the appointment of the four nominee directors of Venturbay Consultants Private Limited, Mr. Vineet Nayyar, Mr. C.P. Gurnani, Mr. Sanjay Kalra and Mr. Ulhas N. Yargop (collectively, the “Venturbay Directors”) to the board of directors of the Company (the “Board”) would be effective as of May 27, 2009. Accordingly, the Board now comprises ten directors, including six directors appointed in January by the Central Government pursuant to the orders of the Hon’ble Company Law Board.
The Company had previously announced on May 22, 2009 that the appointment of the Venturbay Directors to the Board would be effective as of June 1, 2009. However, the Board has now decided to advance the effective date of their appointment to May 27, 2009.
Mr. Vineet Nayyar has been designated as whole time director of the Company effective as of June 1, 2009.
About Satyam
Satyam (NYSE: SAY), a leading global business and information technology services company, delivers consulting, systems integration, and outsourcing solutions to clients in numerous industries across the globe. Satyam leverages deep industry and functional expertise, leading technology practices, and an advanced, global delivery model to help clients transform their highest-value business processes and improve their business performance. The company’s professionals excel in engineering and product development, supply chain management, client relationship management, business process quality, business intelligence, enterprise integration, and infrastructure management, among other key capabilities.
Satyam development and delivery centers in the US, Canada, Brazil, the UK, Hungary, Egypt, UAE, India, China, Malaysia, Singapore, and Australia serve numerous clients, including many Fortune 500 organizations. For more information, see www.satyam.com.

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Asia-Pacific	Dan Bleakman Dan@howorth.com.au

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Reshma Wad Jain Reshma@wer1.net

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